Confidential Treatment Requested by Cott Corporation

Cott Corporation 4221 W. Boy Scout Blvd. Suite 400 Tampa, Florida 33607

Portions of this letter have been omitted based on a request for confidential treatment pursuant to 17 C.F.R. 200.83 submitted by Cott Corporation to the Division of Corporation Finance, and [***] denote such omissions. The omitted portions have been filed separately with the Commission.

July 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Cecilia Blye

Re:	Cott Corporation

Form 10-K for the Fiscal Year Ended December 30, 2017

Filed February 28, 2018

File No. 1-31410

Dear Ms. Blye:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 12, 2018, to Jerry Fowden, Chief Executive Officer of the Company. The Company’s response to the Staff’s comment is set forth below. For your convenience, your comment has been reproduced in italics below, together with the response.

General

1.

In your letter to us dated January 12, 2016, you stated that you sold beverage concentrate to independent bottlers in Syria and Sudan. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Syria and Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan since your January 2016 letter, including contacts with their governments, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. Please also discuss the

Confidential Treatment Requested by Cott Corporation

materiality of the contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.- designated state sponsors of terrorism.

The Staff’s comments are noted. Consistent with the response set forth in the Company’s letter to the Staff dated January 12, 2016, the Company’s sales of beverage concentrate through the Royal Crown International (“RCI”) business comply with applicable U.S. economic sanctions programs and export control laws and regulations implemented by the U.S. Department of the Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Bureau of Industry and Security. The Company continues to have limited business contact with Syria and Sudan, primarily selling beverage concentrate to independent bottlers in those countries. The Company, its subsidiaries or, to the Company’s knowledge, its distributors or customers, do not have any contacts with the governments of Syria and Sudan. The Company does not own or operate any bottling plants in Syria or Sudan, it does not control, directly or indirectly, any entities in those countries, and it does not have any offices, employees, or business assets in those countries.

The activities of the Company’s RCI business in Syria and Sudan are not material and do not constitute a material investment risk for the Company’s shareowners. Sales to Syria and Sudan are a very small percentage of the Company’s business:

•	In 2015, combined sales to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In 2016, combined sales to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In 2017, combined sales to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In the three months ended March 31, 2018, the most recent interim period for which data is available, combined sales to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

Given the insignificant amount of beverage concentrate sold, the Company does not believe that a reasonable investor would deem such sales into Syria and Sudan to be qualitatively important in making an investment decision or perceive any reasonable risk to our reputation or share value.

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Confidential Treatment Requested by Cott Corporation

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary